SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year Ended December 31, 2009, dated February 25, 2010	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: February 25, 2010

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Fourth Quarter and Fiscal Year 2009

Unaudited Financial Results

(Beijing – February 25, 2010) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

William Ding, Chief Executive Officer and Director of NetEase said, “NetEase concluded 2009 with a strong fourth quarter results amid the gradual recovery from the global economic slowdown. We are very pleased with the performance of Tianxia II since its open beta testing launched in last September. In December 2009, we launched a new expansion pack for Tianxia II called Flying Dragon and players’ response has been very positive as we continue to observe steady growth in new user registration for the game. In addition, we launched Ancient Runes, the ninth expansion pack for Fantasy Westward Journey in October 2009, and commercially launched Storm of Empires in December 2009. Storm of Empires is our second Web-based game, which players can easily access and play via the Web without downloading and installing any software. In Storm of Empires, each player can choose to play a king ruling one of the seven kingdoms during the Chinese Warring States period and battle the other six kingdoms through a series of game sequences. With the Chinese Spring Festival holidays having happened earlier this month, we have also been busy working on certain large-scale product-specific and Spring-Festival related promotional campaigns.”

Mr. Ding continued, “We are committed to the continued success of World of Warcraft®, a game licensed from Blizzard Entertainment, which is evidenced by the highly positive response from players since the game was re-launched in mainland China on September 19, 2009.”

Mr. Ding continued, “Carrying on with the momentum of the third quarter, we achieved an outstanding sequential quarter-over-quarter increase in advertising revenue during the fourth quarter of 2009 as our strategy to restructure our portal business operations and our other new marketing strategies launched in the beginning of the year began to deliver positive results. Looking ahead, we remain cautiously optimistic about the course of our advertising business in 2010.”

Mr. Ding concluded, “In 2010, we will continue to follow our pragmatic approach to executing our game plan in order to further enhance our market share in the MMORPG market in China. For our portal business, we look forward to having active coverage of major international events such as Expo 2010 in Shanghai, the 16th Asian Games in Guangzhou and the 2010 FIFA World Cup in South Africa, which will provide great opportunities to our advertisers to reach out to a diverse user base of NetEase services throughout 2010. With our relentless effort in expanding and diversifying our game portfolio and user base, as well as cross-pollination of our game business, email and blog services with the portal business, we look forward to seeing another great year for NetEase in 2010.”

Fourth Quarter 2009 Financial Results

Revenues

Total revenues for the fourth quarter of 2009 were RMB1.3 billion (US$189.0 million), compared to RMB879.4 million and RMB801.7 million for the preceding quarter and the fourth quarter of 2008, respectively.

Revenues from online games were RMB1.1 billion (US$159.4 million) for the fourth quarter of 2009, compared to RMB775.1 million and RMB672.5 million for the preceding quarter and the fourth quarter of 2008, respectively.

Revenues from advertising services were RMB183.7 million (US$26.9 million) for the fourth quarter of 2009, compared to RMB86.0 million and RMB111.8 million for the preceding quarter and the fourth quarter of 2008, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB18.5 million (US$2.7 million) for the fourth quarter of 2009, compared to RMB18.3 million and RMB17.4 million for the preceding quarter and the fourth quarter of 2008, respectively.

Gross Profit

Gross profit for the fourth quarter of 2009 was RMB844.1 million (US$123.7 million), compared to RMB627.0 million and RMB639.0 million, for the preceding quarter and the fourth quarter of 2008, respectively. The quarter-over-quarter and year-over-year increases in gross profit were primarily attributable to increased revenues from both the online games and advertising businesses, partially offset by increased cost of revenues, such as royalties and consultancy fees related to World of Warcraft operations and increased staff-related costs, resulting from increased headcount, in the current quarter. Increased game revenue was primarily driven by the reporting of a full quarter results of World of Warcraft operations in the fourth quarter of 2009 following its re-launch on September 19, 2009. Increased advertising revenue in the fourth quarter of 2009 primarily resulted from increased advertising service demand brought about by the continued momentum in the growth of consumer spending as well as success achieved through the restructuring of the Company’s portal business operations and other new marketing strategies launched since the beginning of 2009 as explained above.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the fourth quarter of 2009 was 70.8%, compared to 79.9% and 88.0% for the preceding quarter and the fourth quarter of 2008, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were primarily due to the reporting of a full quarter operating results for World of Warcraft operations in the fourth quarter of 2009. Lower margin was reported for World of Warcraft operations primarily because of royalties, amortization of license fees and technical consultancy service fees associated with the licensing and operation of World of Warcraft.

Gross profit margin for the advertising business for the fourth quarter of 2009 was 58.4%, compared to 23.1% and 51.1% for the preceding quarter and the fourth quarter of 2008, respectively. The quarter-over-quarter increase in gross profit margin was primarily due to a significant increase in advertising revenues as explained above, which was partially offset by increased staff-related costs and content cost reported for the fourth quarter of 2009. The year-over-year increase in gross profit margin was primarily driven by the higher advertising revenue in the fourth quarter of 2009.

Gross loss margin for the WVAS and others business for the fourth quarter of 2009 was 38.5%, compared to 45.0% and 24.9% for the preceding quarter and the fourth quarter of 2008, respectively. The quarter-over-quarter decrease in gross loss margin was mainly due to reduced depreciation charge in the fourth quarter of 2009 as servers associated with WVAS operations became fully depreciated. The year-over-year increase in gross loss margin was mainly due to increased bandwidth charges and server custody usage fees in the current quarter resulting from volume increases associated with the Company’s free email and photo blog services and higher staff-related costs resulting from increased headcount, partially offset by reduced depreciation charge in the fourth quarter of 2009 as assets became fully depreciated.

Operating Expenses

Total operating expenses for the fourth quarter of 2009 were RMB237.0 million (US$34.7 million), compared to RMB218.9 million and RMB168.5 million for the preceding quarter and the fourth quarter of 2008, respectively. The quarter-over-quarter increase in operating expense was primarily due to increased selling and marketing expenses. The increase in selling and marketing expenses was primarily due to increased staff-related costs, resulting from increased headcount and performance-related bonus accruals as well as brand building marketing costs during the fourth quarter of 2009. The year-over-year increase in operating expenses was primarily due to increased staff-related costs, resulting from increases in headcount and performance-related bonus accruals across the Company’s selling and marketing, general and administrative, and research and development areas in the fourth quarter of 2009.

Net Profit

Net profit for the fourth quarter of 2009 totaled RMB571.8 million (US$83.8 million), compared to RMB393.8 million and RMB575.9 million for the preceding quarter and the fourth quarter of 2008, respectively. During the fourth quarter of 2009, the Company reported a net foreign exchange loss of RMB15.3 million (US$2.2 million) under Other, net, compared to a net foreign exchange gain of RMB25.3 million for the preceding quarter, and a net foreign exchange loss of RMB22.0 million for the fourth quarter of 2008. The quarter-over-quarter and year-over-year changes in foreign exchange gains/losses were mainly due to the translation gains/losses arising from the Company’s Euro-denominated bank deposit balances as of December 31, 2009 as the exchange rate of the Euro against the RMB fluctuated over the periods. NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.65 and US$0.64, respectively, for the fourth quarter of 2009. The Company reported basic and diluted earnings per ADS of US$0.45 and US$0.44 and US$0.66 and US$0.65 for the preceding quarter and the fourth quarter of 2008, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB71.2 million (US$10.4 million) and RMB65.5 million for the current quarter and the preceding quarter, respectively, compared with a net income tax benefit of RMB79.9 million for the fourth quarter of 2008. The effective tax rate for the fourth quarter of 2009 was 11.3% as compared to 14.3% for the preceding quarter and a net tax benefit rate of 16.1% for the fourth quarter of 2008. During the fourth quarter of 2009, certain subsidiaries of the Company became subject to preferred tax rates as they qualified for “key software enterprise” or “high and new technology enterprise” (HNTE) status at 10% and 15%, respectively for fiscal year 2009. The year-over-year change in effective tax rate was primarily due to the reversal recorded in December 2008 for the excess tax charge related to the first three quarters of 2008 as the Company’s various subsidiaries did not receive approval for the preferred tax status of HNTEs until December 2008.

Fiscal Year 2009 Financial Results

Revenues

Total revenues for fiscal year 2009 were RMB3.8 billion (US$560.1 million), compared to RMB3.0 billion for the preceding fiscal year. Revenues from online games were RMB3.4 billion (US$493.5 million) for fiscal year 2009, compared to RMB2.5 billion for the preceding fiscal year. Revenues from advertising services were RMB383.6 million (US$56.2 million) for fiscal year 2009, compared to RMB405.9 million for the preceding fiscal year. Revenues from WVAS and others were RMB71.2 million (US$10.4 million) for fiscal year 2009, compared to RMB71.7 million for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2009 was RMB2.8 billion (US$410.9 million), compared to RMB2.5 billion for the preceding fiscal year. The increased gross profit for fiscal year 2009 was primarily due to increased online game revenue contributed from the Company’s self-developed flagship games such as Fantasy Westward Journey and Westward Journey Online II, as well as the re-launch of World of Warcraft on September 19, 2009. Furthermore, the Company also recognized approximately RMB101.6 million (US$14.9 million) of revenue from dormant accounts of online games for fiscal year 2009, resulting from a change in its user agreement with online game players in May 2009 as previously reported. The increase in revenue was partially offset by increased cost of revenues, resulting mainly from increased staff related costs due to headcount increase and royalties, amortization of license fees and technical consultancy service fees associated with the operations of World of Warcraft. In addition, in June 2008 the Company recorded a one-time business tax refund of RMB133.9 million for online games.

Operating Expenses

Total operating expenses for fiscal year 2009 were RMB781.3 million (US$114.5 million), compared to RMB610.4 million for the preceding fiscal year. The increase in operating expenses was primarily due to increased staff-related costs, resulting from increases in headcount and performance-related bonus accruals across the Company’s selling and marketing, general and administrative, and research and development areas in 2009. In addition, increased selling and marketing costs were also incurred for brand building and market promotion activities for certain self-developed games and the re-launch of World of Warcraft in 2009.

Net Profit

Net profit for fiscal year 2009 totaled RMB1.9 billion (US$271.1 million), compared to RMB1.6 billion for the preceding fiscal year. For fiscal year 2009, the Company reported a net foreign exchange gain of RMB9.6 million (US$1.4 million) under Other, net, compared to a net foreign exchange loss of RMB167.1 million for the preceding fiscal year. The change to a net foreign exchange gain for 2009 as compared to 2008 was mainly due to the translation gains arising from the Company’s Euro-denominated bank deposit balances as of December 31, 2009 as the exchange rate of the Euro against the RMB fluctuated over the periods. NetEase reported basic and diluted earnings per ADS of US$2.11 and US$2.09 for fiscal year 2009, respectively. The Company reported basic and diluted earnings per ADS of US$1.88 and US$1.81 for the preceding fiscal year, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB313.9 million (US$46.0 million) and RMB300.7 million at an effective tax rate of 14.6% and 15.8% for fiscal years 2009 and 2008, respectively. The relatively higher effective tax rate for fiscal year 2008 was primarily due to the remeasurement of deferred tax assets previously recorded at the new statutory tax rate of 25% effective January 1, 2008 to the 15% tax rate applicable to HNTEs as certain subsidiaries of the Company in China were granted the HNTEs status (as explained above) for fiscal year 2008 in December 2008.

Other Information

As of December 31, 2009, the Company’s total cash and time deposit balance was RMB7.0 billion (US$1.0 billion), compared to RMB5.6 billion, as of December 31, 2008. Cash flow generated from operating activities was RMB712.4 million (US$104.4 million) for the fourth quarter of 2009, compared to RMB270.0 million and RMB514.0 million for the preceding quarter and the fourth quarter of 2008, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8259 on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2009 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2009.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

The earnings announcement will take place at 8:00 p.m. Eastern Time on Wednesday, February 24, 2010 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 25, 2009). Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly and full year results and answer questions.

Interested parties may participate in the conference call by dialing 877-941-2069 (international: 480-629-9713), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4216104. The replay will be available through March 11, 2010.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and entry into strategic licensing arrangements; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to the position of GAPP or other governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; uncertainty regarding the effectiveness of marketing programs for NetEase’s online advertising business in China; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	793,407,922	1,041,290,312	152,549,893
Time deposits	4,820,000,100	5,975,378,114	875,397,840
Restricted cash	—	123,863,334	18,146,081
Accounts receivable, net	231,030,576	187,339,985	27,445,463
Prepayments and other current assets	104,092,051	568,125,100	83,230,796
Deferred tax assets	25,248,842	76,564,853	11,216,814

Total current assets	5,973,779,491	7,972,561,698	1,167,986,887

Non-current assets:
Property, equipment and software, net	258,787,534	557,755,641	81,711,663
Land use right, net	12,563,485	12,304,888	1,802,676
License right, net	27,463,600	212,847,221	31,182,294
Deferred tax assets	12,444,636	4,188,376	613,601
Other long-term assets	60,854,557	43,811,015	6,418,350

Total non-current assets	372,113,812	830,907,141	121,728,584

Total assets	6,345,893,303	8,803,468,839	1,289,715,471

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	119,829,878	238,434,710	34,930,882
Salary and welfare payables	94,922,963	129,493,530	18,970,909
Taxes payable	104,754,356	213,727,123	31,311,200
Deferred revenue	447,725,795	583,469,528	85,478,769
Accrued liabilities and other payables	61,815,070	212,800,237	31,175,411

Total current liabilities	829,048,062	1,377,925,128	201,867,171

Long-term payable:
Other long-term payable	200,000	200,000	29,300

Total long-term payable	200,000	200,000	29,300

Total liabilities	829,248,062	1,378,125,128	201,896,471

Shareholders’ equity	5,516,645,241	7,425,343,711	1,087,819,000

Total liabilities and shareholders’ equity	6,345,893,303	8,803,468,839	1,289,715,471

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	672,491,424	775,141,663	1,088,040,623	159,398,852	2,498,518,103	3,368,688,576	493,515,665
Advertising services	111,800,172	86,049,485	183,679,014	26,909,128	405,887,007	383,560,557	56,191,939
Wireless value-added services and others	17,424,193	18,257,187	18,479,826	2,707,310	71,718,938	71,201,485	10,431,076

Total revenues	801,715,789	879,448,335	1,290,199,463	189,015,290	2,976,124,048	3,823,450,618	560,138,680
Business taxes	(10,509,954)	(11,421,825)	(40,290,883)	(5,902,647)	108,460,101	(66,503,485)	(9,742,816)

Total net revenues	791,205,835	868,026,510	1,249,908,580	183,112,643	3,084,584,149	3,756,947,133	550,395,864
Total cost of revenues	(152,249,013)	(241,003,866)	(405,786,869)	(59,448,112)	(559,605,362)	(952,229,078)	(139,502,348)

Gross profit	638,956,822	627,022,644	844,121,711	123,664,531	2,524,978,787	2,804,718,055	410,893,516

Operating expenses:
Selling and marketing expenses	(67,395,203)	(102,694,671)	(119,779,629)	(17,547,816)	(221,551,138)	(338,308,601)	(49,562,490)
General and administrative expenses	(45,760,016)	(53,406,612)	(54,159,703)	(7,934,441)	(181,841,322)	(212,533,368)	(31,136,314)
Research and development expenses	(55,308,137)	(62,783,771)	(63,054,014)	(9,237,465)	(207,023,649)	(230,439,880)	(33,759,633)

Total operating expenses	(168,463,356)	(218,885,054)	(236,993,346)	(34,719,722)	(610,416,109)	(781,281,849)	(114,458,437)

Operating profit	470,493,466	408,137,590	607,128,365	88,944,809	1,914,562,678	2,023,436,206	296,435,079
Other income (expenses):
Investment income	90,615	82,497	83,341	12,210	1,517,890	353,554	51,796
Interest income	42,787,380	29,775,123	29,746,136	4,357,834	144,805,368	128,168,329	18,776,766
Other, net	(17,387,729)	21,344,811	(7,571,161)	(1,109,181)	(163,549,591)	(1,318,046)	(193,095)

Net income before tax	495,983,732	459,340,021	629,386,681	92,205,672	1,897,336,345	2,150,640,043	315,070,546
Income tax	79,850,979	(65,544,656)	(71,194,080)	(10,429,992)	(300,673,321)	(313,861,139)	(45,980,917)

Net income after tax	575,834,711	393,795,365	558,192,601	81,775,680	1,596,663,024	1,836,778,904	269,089,629
Add: Net loss attributable to noncontrolling interests	19,020	34,189	13,574,180	1,988,629	24,883	13,657,100	2,000,776

Net income attributable to the Company’s shareholders	575,853,731	393,829,554	571,766,781	83,764,309	1,596,687,907	1,850,436,004	271,090,405

Earnings per share, basic	0.18	0.12	0.18	0.03	0.51	0.58	0.08

Earnings per ADS, basic	4.49	3.04	4.42	0.65	12.81	14.38	2.11

Earnings per share, diluted	0.18	0.12	0.18	0.03	0.49	0.57	0.08

Earnings per ADS, diluted	4.46	3.02	4.39	0.64	12.34	14.28	2.09

Weighted average number of ordinary shares outstanding, basic	3,209,693,009	3,236,059,232	3,237,487,643	3,237,487,643	3,117,117,306	3,216,437,747	3,216,437,747

Weighted average number of ADS outstanding, basic	128,387,720	129,442,369	129,499,506	129,499,506	124,684,692	128,657,510	128,657,510

Weighted average number of ordinary shares outstanding, diluted	3,227,031,848	3,260,784,175	3,259,643,745	3,259,643,745	3,234,214,324	3,240,170,656	3,240,170,656

Weighted average number of ADS outstanding, diluted	129,081,274	130,431,367	130,385,750	130,385,750	129,368,573	129,606,826	129,606,826

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	575,834,711	393,795,365	558,192,601	81,775,680	1,596,663,024	1,836,778,904	269,089,629
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	21,214,759	42,479,635	58,656,520	8,593,229	90,962,041	143,579,975	21,034,585
Share-based compensation cost	11,712,364	6,008,286	5,774,089	845,909	67,948,661	31,384,695	4,597,884
Allowance for provision for doubtful debts	1,768,291	4,148,839	1,507,691	220,878	8,604,654	15,981,202	2,341,259
(Gain)/loss on disposal of property, equipment and software	(192,511)	446,393	666,897	97,701	316,916	3,988,530	584,323
Unrealized exchange (gains)/losses	21,131,801	(25,338,559)	13,304,810	1,949,166	166,712,075	(11,687,105)	(1,712,171)
Net equity share of loss (gain) from associated companies	(113,653)	1,285,489	(167,757)	(24,577)	2,028,154	4,103,657	601,189
Others	(9,014)	13,371	—	—	(16,306)	13,346	1,955
Changes in operating assets and liabilities:
Accounts receivable	(14,699,446)	12,044,441	(71,358,155)	(10,454,029)	(72,907,716)	27,709,389	4,059,448
Prepayments and other current assets	(37,373,232)	(248,662,365)	(116,969,002)	(17,136,058)	(52,387,634)	(453,046,685)	(66,371,713)
Deferred tax assets	4,597,642	(12,249,742)	(23,037,892)	(3,375,070)	40,538,271	(51,316,011)	(7,517,838)
Deferred tax assets - non-current	6,364,324	1,512,981	6,339,682	928,769	6,615,589	8,256,260	1,209,549
Accounts payable	(39,605,453)	(117,137,897)	65,450,761	9,588,591	32,756,625	119,614,930	17,523,686
Salary and welfare payables	41,161,456	(15,600,191)	65,650,799	9,617,896	26,269,221	34,570,567	5,064,617
Taxes payable	(73,972,379)	(8,467,595)	51,631,111	7,564,000	12,315,686	108,972,767	15,964,601
Deferred revenue	3,858,634	141,140,067	16,958,728	2,484,468	92,759,098	135,743,733	19,886,569
Accrued liabilities and other payables	(7,672,623)	94,546,582	79,764,980	11,685,636	(1,379,171)	139,846,825	20,487,676

Net cash provided by operating activities	514,005,671	269,965,100	712,365,863	104,362,189	2,017,799,188	2,094,494,979	306,845,248

Cash flows from investing activities:
Purchase of property, equipment and software	(47,987,508)	(91,139,494)	(54,090,682)	(7,924,330)	(133,329,185)	(407,727,191)	(59,732,371)
Proceeds from sale of property, equipment and software	11,603	89,019	10,068	1,475	280,714	120,215	17,612
Prepayment for land use right	—	—	—	—	(822,182)	—	—
Incentive received on land use right	—	—	—	—	15,000,000	—	—
Prepayment for license right	—	—	—	—	(27,463,600)
Purchase of license right	—	—	—	—	—	(204,819,000)	(30,006,153)
Prepayment for royalties	(13,687,749)	—	—	—	(13,687,749)	—	—
Investment in associated companies	(2,559,525)	(4,207,050)	—	—	(33,559,525)	(4,207,050)	(616,336)
Transfer to restricted cash	—	—	(41,863,334)	(6,133,013)	—	(123,863,334)	(18,146,081)
Net change in time deposits with terms of three months	974,552,227	(95,918,953)	(39,621,702)	(5,804,612)	(520,970,208)	1,105,918,036	162,017,908
Placement/rollover of matured time deposits	(1,817,119,582)	(1,511,411,788)	(2,646,827,584)	(387,762,432)	(3,732,114,167)	(6,406,601,065)	(938,572,359)
Uplift of matured time deposits	290,674,696	1,494,799,368	1,752,281,101	256,710,632	1,042,752,487	4,136,425,777	605,989,800
Net change in other assets	(5,682,050)	(824,101)	50,191	7,353	(5,344,734)	(2,829,937)	(414,588)

Net cash used in investing activities	(621,797,888)	(208,612,999)	(1,030,061,942)	(150,904,927)	(3,409,258,149)	(1,907,583,549)	(279,462,568)

Cash flows from financing activities:
Capital contribution from non-controlling interests	23,641	2,602	15,619	2,288	26,351	18,861	2,763
Proceeds from employees exercising stock options	1,426,708	944	2,964,845	434,352	18,407,235	40,513,481	5,935,259
Repurchase of company shares	(88,868,640)	—	—	—	(165,726,730)	—	—
Decrease in other long-term payable	—	—	—	—	(10,000,000)	—	—

Net cash provided by (used in) financing activities	(87,418,291)	3,546	2,980,464	436,640	(157,293,144)	40,532,342	5,938,022

Effect of exchange rate changes on cash held in foreign currencies	3,579,775	12,850,834	(299,494)	(43,876)	(140,660,794)	20,438,618	2,994,274
Net increase (decrease) in cash	(191,630,733)	74,206,481	(315,015,109)	(46,149,974)	(1,689,412,899)	247,882,390	36,314,976
Cash, beginning of the period	985,038,655	1,282,098,940	1,356,305,421	198,699,867	2,482,820,821	793,407,922	116,234,917

Cash, end of the period	793,407,922	1,356,305,421	1,041,290,312	152,549,893	793,407,922	1,041,290,312	152,549,893

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	16,023,949	54,590,335	80,044,424	11,726,574	250,080,776	294,273,083	43,111,250
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	89,293,078	—	—	—	165,726,730	—	—
Fixed asset purchases financed by accounts payable	37,302,324	36,812,035	47,427,382	6,948,151	37,302,324	47,427,382	6,948,151
Conversion of convertible notes to ordinary shares	—	—	—	—	602,041,878	—	—

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	672,491,424	775,141,663	1,088,040,623	159,398,852	2,498,518,103	3,368,688,576	493,515,665
Advertising services	111,800,172	86,049,485	183,679,014	26,909,128	405,887,007	383,560,557	56,191,939
Wireless value-added services and others	17,424,193	18,257,187	18,479,826	2,707,310	71,718,938	71,201,485	10,431,076

Total revenues	801,715,789	879,448,335	1,290,199,463	189,015,290	2,976,124,048	3,823,450,618	560,138,680

Business taxes:
Online game services	(892,846)	(3,287,201)	(22,466,299)	(3,291,331)	130,666,281	(28,758,137)	(4,213,092)
Advertising services	(9,502,935)	(7,886,109)	(17,573,989)	(2,574,604)	(34,500,316)	(36,875,590)	(5,402,304)
Wireless value-added services and others	(114,173)	(248,515)	(250,595)	(36,712)	12,294,136	(869,758)	(127,420)

Total business taxes	(10,509,954)	(11,421,825)	(40,290,883)	(5,902,647)	108,460,101	(66,503,485)	(9,742,816)

Net revenues:
Online game services	671,598,578	771,854,462	1,065,574,324	156,107,521	2,629,184,384	3,339,930,439	489,302,573
Advertising services	102,297,237	78,163,376	166,105,025	24,334,524	371,386,691	346,684,967	50,789,635
Wireless value-added services and others	17,310,020	18,008,672	18,229,231	2,670,598	84,013,074	70,331,727	10,303,656

Total net revenues	791,205,835	868,026,510	1,249,908,580	183,112,643	3,084,584,149	3,756,947,133	550,395,864

Cost of revenues:
Online game services	(80,640,289)	(154,810,194)	(311,402,332)	(45,620,700)	(268,574,306)	(629,918,759)	(92,283,619)
Advertising services	(49,984,535)	(60,088,698)	(69,143,032)	(10,129,511)	(208,907,875)	(225,626,677)	(33,054,495)
Wireless value-added services and others	(21,624,189)	(26,104,974)	(25,241,505)	(3,697,901)	(82,123,181)	(96,683,642)	(14,164,234)

Total cost of revenues	(152,249,013)	(241,003,866)	(405,786,869)	(59,448,112)	(559,605,362)	(952,229,078)	(139,502,348)

Gross profit (loss):
Online game services	590,958,289	617,044,268	754,171,992	110,486,821	2,360,610,078	2,710,011,680	397,018,954
Advertising services	52,312,702	18,074,678	96,961,993	14,205,013	162,478,816	121,058,290	17,735,140
Wireless value-added services and others	(4,314,169)	(8,096,302)	(7,012,274)	(1,027,303)	1,889,893	(26,351,915)	(3,860,578)

Total gross profit	638,956,822	627,022,644	844,121,711	123,664,531	2,524,978,787	2,804,718,055	410,893,516

Gross profit (loss) margin:
Online game services	88.0%	79.9%	70.8%	70.8%	89.8%	81.1%	81.1%
Advertising services	51.1%	23.1%	58.4%	58.4%	43.7%	34.9%	34.9%
Wireless value-added services and others	(24.9)%	(45.0)%	(38.5)%	(38.5)%	2.2%	(37.5)%	(37.5)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8259 on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	3,294,120	1,852,934	1,811,066	265,323	13,678,836	9,020,785	1,321,552
Operating expenses
- Selling and marketing expenses	1,328,916	350,137	341,660	50,053	8,564,177	2,323,006	340,323
- General and administrative expenses	3,464,280	1,640,203	1,607,124	235,445	23,586,590	9,861,181	1,444,671
- Research and development expenses	3,625,048	2,165,012	2,014,239	295,088	22,119,058	10,179,723	1,491,338